Exhibit 99.1

Electra Closes Private Placements for Gross Proceeds of $21.5 Million, Including Exercise of Over-Allotment Option

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO--(BUSINESS WIRE)--August 11, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the close of its previously announced brokered private placement (the “Marketed Offering”) and concurrent non-brokered private placement (the “Non-Brokered Offering” and, together with the Marketed Offering, the “Offering”) for aggregate gross proceeds of $21.5 million, which includes the exercise of the full over-allotment option granted to the syndicate of Agents (“Agents Option”). All amounts are in Canadian currency unless noted.

“Despite a backdrop of challenging market conditions, our ability to successfully close our financing and receive strong support from investors around the world for our unit offering is a testament to the progress we have made building excellent relationships with key stakeholders in the EV battery supply chain, demonstrating our black mass recycling capabilities, and attracting strategic investors to help advance development of our refinery complex,” said Trent Mell, Electra’s CEO. “With a strengthened balance sheet, we expect to build on our momentum in the months ahead as we work towards onshoring of the EV supply chain to North America.”

Under the terms of the Marketed Offering, the Company issued 15,000,000 units (“Units”), at a price of $1.10 per Unit, for aggregate gross proceeds of $16.5 million, including the exercise of the full over-allotment option granted to the syndicate of Agents. Red Cloud Securities Inc. acted as lead agent and sole bookrunner and Titan Partners Group, a division of American Capital Partners, LLC acted as co-agent on behalf of a syndicate of agents (collectively, the “Agents”) in connection with the Marketed Offering. The balance of the Offering was completed on a non-brokered private placement basis in which 4,545,454 Units were issued for aggregate gross proceeds of $5 million on the same terms as the Marketed Offering. The Non-Brokered Offering was placed with holders of the Company’s senior secured convertible notes.

Each Unit consists of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.74 at any time on or before August 11, 2025.

Electra intends to use the net proceeds of the Offering to advance its black mass recycling strategy, its cobalt refinery, for working capital to retire existing payables, and general corporate purposes.

In connection with the Marketed Offering and as consideration for their services, the Company paid to the Agents a cash commission of $990,000 and issued to the Agents 900,000 non-transferable warrants of the Company (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at a price of C$1.10, subject to adjustment in certain events, at any time on or before August 11, 2025.

4,545,454 Units were offered pursuant to the listed issuer financing exemption (the “Listed Issuer Financing Exemption”) as outlined in Part 5A of National Instrument 45-106 -- Prospectus Exemptions (“NI 45-106”). An offering document related to the portion of the Offering conducted under the Listed Issuer Financing Exemption has been filed on the Company’s profile on SEDAR+ at (www.sedarplus.ca). The balance of Units for the Offering were placed on a private placement basis to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada.

The Common Shares issuable from the sale of Units under the Listed Issuer Financing Exemption are not subject to a hold period in accordance with Canadian securities laws and are immediately freely tradeable if sold to purchasers resident in Canada.

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

This announcement has been prepared for publication in Canada and may not be released to U.S. wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or any state securities laws, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the size, pricing, terms, and timing of closing of the Offering, the receipt of all necessary approvals, and the expected use of proceeds. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although Electra believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891